Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: November 17th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:

     •    Press Release of November 16th, 2006

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: November 17th, 2006	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke
		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press release	ALTANA AG

P.O. Box 1244 61282 Bad Homburg v.d.H. Herbert-Quandt-Haus Corporate Communications Am Pilgerrain 15 61352 Bad Homburg v.d.H. Germany
P +49 (0) 6172 1712-160 F +49 (0) 6172 1712-158 pr@altana.de www.altana.com
ALTANA Chemie Capital Markets Day 2006
•	Growth and sustainable value creation for more than ten years
•	Solid balance sheet will enable strategic flexibility and further dynamic growth
•	Excellent positioning and leading market position in all four divisions
Frankfurt/Wesel, Germany, November 16, 2006 — The Management of ALTANA Chemie, Wesel, presented analysts and investors at today’s Capital Markets Day the business model, strategy, financial profile as well as markets of ALTANA Chemie and the four divisions.
Following the acquisition of ECKART in 2005, ALTANA Chemie has now achieved the necessary critical mass for successful growth in the international markets as an independent listed company. The acquisition of the ECKART Group has increased the business volume to an annual turnover considerably above €1 billion. The Company focuses on specialty markets worldwide and enjoys excellent positioning with its four divisions.
“Our focus on chemical specialties ensures that we have a robust core business that is clearly targeted towards long-term and sustainable growth. We will be consistent in pursuing our strategic goals and build our future on that basis. Value creation and enhancement will be the guiding principle for all our decisions”, commented Dr. Matthias Wolfgruber, Member of the Management Board of ALTANA AG and President and CEO of ALTANA Chemie AG, at the beginning of the conference.
Leadership positions with clear growth prospects
As one of the world’s most successful specialty chemicals companies, ALTANA Chemie has developed dynamically over the past ten years, with an average growth in sales of 13% — of which 7% is organic. EBITDA grew in proportion with sales, by 14% on average, and the EBITDA margin remained consistent at 18—20%. ALTANA Chemie is aiming to achieve an average sales growth of about 10% per year — of which about 6% to be organic — in coming years.
Active portfolio management is part of the growth strategy. Over the past five years nine acquisitions were successfully concluded with a transaction volume totaling some €800 million. Each candidate must fit strategically with the business model and be capable of making a substantial contribution to earnings. Conversely, the divisions pursue a consistent policy of divesting businesses that do not, or no longer, belong to the core activities, or operate at low profit levels. In line with this, ALTANA Chemie divested some 40% of the Coatings & Sealants’ portfolio in 2004/05.
ALTANA Chemie focuses on specialty markets (with a market volume of between €200 million and €2 billion) with high differentiation potential. Customers typically use ALTANA Chemie products in small quantities, but generate high added value as a result of substantial improvements to the production process or the quality of the end products. In the vast majority of the markets in which ALTANA Chemie is operating, the Company already occupies a leading position. Double-digit growth rates make Asia one of the biggest markets of the future. ALTANA Chemie generates almost 25% of sales in Asia and is represented locally with six production sites and several application laboratories and sales offices. A further Effect Pigments production site is scheduled to open in China during the first six months of 2008.
In addition to the market growth, in particular new technologies, products and new applications are accelerating organic growth. ALTANA Chemie’s research ratio — currently five percent of sales — is above the industry average. This figure is to be further increased to about six percent in the next years. Some 20% of the employees work in Research and Development functions. ALTANA Chemie creates a high level of added value amongst clients worldwide through decentral research that is oriented towards customers, markets and applications.
2006: Strong growth across all divisions and above-average profit development
As stated in the third-quarter report, ALTANA Chemie achieved sales of €985 million after the first nine months of 2006, up 58% on last year’s figure for the same period. Adjusted for exchange rate, acquisition and divestment effects, operating growth was 11%. ALTANA Chemie’s performance is distinguished by, in particular, sustained profitable growth and above industry-average profitability. Over the first nine months of 2006, the Company increased its operating earnings (EBITDA) by 66%, bringing it to €188 million, a disproportionately high result compared to growth in sales. Measured in terms of EBITDA, the operating margin was 19.0%, an excellent figure on an international comparison of the specialty chemicals industry.
All four divisions contributed to the good business performance with substantially increased sales. Sales in the Additives & Instruments, the largest division, rose by 15% to €317 million. The new division, Effect Pigments (ECKART), which has been consolidated since October 1, 2005, contributed €254 million to total sales in the first nine months, which is equivalent to an increase of 13% in a year-on-year comparison on a pro forma basis. Electrical Insulation saw sales move up 12% on last year to reach €246 million. Sales in the Coatings & Sealants division increased, mainly acquisition related, to €168 million, up 31%.
A convincing financial profile with a solid balance sheet structure
ALTANA Chemie has a convincing financial profile characterized by a combination of attractive growth rates, sustainable high profitability and, above all, by a limited exposure to external market risks. These include a limited dependency on individual client industries, customers and suppliers coupled with a low susceptibility to raw materials prices and exchange rates.
The future balance sheet structure of ALTANA Chemie, respectively the ALTANA Group, will be guided by the growth and value-oriented corporate strategy. “Our balance sheet will exhibit a net debt level that is common in the industry, but still will provide sufficient maneuver for further growth fueled by selective acquisitions, and for pursuing a dividend policy that is attractive to shareholders”, said Martin Babilas, CFO of ALTANA Chemie AG. The specific balance sheet structure will be determined after receipt of the purchase price of ALTANA Pharma, through distribution of the net proceeds to shareholders following the Annual General Meeting on May 3, 2007. The new balance sheet will be characterized by moderate net debt and a strong equity structure and hence fulfill investment grade criteria.
Additives & Instruments
Concentrating on paint and plastics additives and on measuring instruments, the Additives & Instruments division generated sales of €364 million in 2005 with a workforce of almost 1,000. The EBITDA margin was above 28%. This division, which operates under the name BYK-Chemie, has achieved organic growth averaging 10% a year over the past decade. The Company occupies a leading position in the global market in all three areas of its operations.
The focus on niche markets, intensive development work and close contact with customers are the key elements of the division’s philosophy. This ensures that innovative, individual, environmentally-compatible products and solutions, for example, are being created for customers — all prestigious manufacturers of paints, plastics and varnishes. In the future, nanotechnology-based additives designed to improve scratch resistance and color intensity will be increasingly applied.

Effect Pigments
The Effect Pigments division is represented by the ECKART Group and concentrates on the development, production and sale of metallic and pearlescent effect pigments. ECKART generated sales of €301 million in 2005 with 1,845 employees. The EBITDA margin was about 21%. Following first time consolidation as of October 1, 2005, the Effect Pigments division contributed €75 million to ALTANA Chemie’s total 2005 year-end sales.
ECKART has the necessary know-how in all areas of the value chain involved in the production of metallic effect pigments. The worldwide presence with a total of eight production sites across Europe and in the U.S., plus subsidiaries and sales offices in Asia establishes attractive growth opportunities. Intensive R&D work produces specialty products, innovative solutions and constant optimization across a wide range of application areas.
Electrical Insulation
This division posted sales of €293 million in 2005 with a total of 873 employees. The EBITDA margin was about 14%. The division’s leading position in all the important growth regions is also the result of a total of 18 acquisitions since 1988. As a consequence, sales have grown by an average of 26% over the past ten years. Intensive research and development ensure a clear differentiation and high market entry barriers. The insulating materials for the electrical industry can be grouped into three product ranges: wire enamels, impregnating resins and compounds. The end products are found in motors, domestic appliances, cars, generators and transformers. New developments enable product designers to build ever smaller electronic equipment that is increasingly demanding in terms of the requirements to be met by insulating materials and compounds.
Coatings & Sealants
In 2005, the Coatings & Sealants division reported sales of €175 million with a headcount of 660. This division develops and produces coatings and sealants for the packaging industry. In 2004/05, the Coatings & Sealants division was realigned according to the ALTANA Chemie business model: in addition to withdrawing from industrial coatings, the division has focused on expanding high-growth specialty chemicals niches for the packaging industry. The related acquisition of Kelstar enabled a successful re-entry into the American market. This portfolio reorganization and other measures to improve profitability fueled a significant increase in Coatings & Sealants earnings; the EBITDA margin increased to over 10% in the first nine months of 2006. In the medium and long-term a further development of the activities in the plastics and composite packaging sector is planned. In general terms, the demand for advanced packaging materials will increase in the future.
Outlook
True specialty chemicals business, market leadership, close contact to markets and customers, a commitment to innovation, service and profitability — these are the guiding principles on which future growth will be based at ALTANA Chemie. Through targeted investments in the future and continuous operational improvements ALTANA Chemie plans to achieve further growth, both organically — approx. 6% p.a. — and through targeted acquisitions. “The market mechanisms in mature and saturated markets have changed fundamentally. ALTANA Chemie’s global, innovation-driven strategic orientation takes full account of this development, and our excellent positioning in selected niche markets will ensure further profitable growth and hence create sustainable value for customers, employees and shareholders”, commented Wolfgruber.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include revenue and earnings projections for ALTANA, information on the strategy of ALTANA and its plans to grow organically and by further acquisitions, information on the future balance sheet structure of ALTANA, the receipt of the purchase price from the sale of ALTANA Pharma and the distribution of the net proceeds of the sale to ALTANA’s shareholders. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s revenues, development, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include decisions of the competent antitrust authorities, the decisions of ALTANA’s shareholders in the extraordinary and the annual shareholders meeting of ALTANA, the further development of the markets relevant for ALTANA and the prices of raw materials used by ALTANA, ALTANA’s ability to find attractive acquisitions targets, sales and marketing methods used by ALTANA and ALTANA’s ability to maintain close ties with its customers.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
The Webcast of the Capital Markets Day and this press release are also available at www.altana.com
For further information please contact:
ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications and
Investor Relations
Media Relations:
T + 49 (0) 6172 1712-160
T + 49 (0) 6172 1712-150
F + 49 (0) 6172 1712-158
Investor Relations:
T + 49 (0) 6172 1712-163
T + 49 (0) 6172 1712-165
F + 49 (0) 6172 1712-158
Investor Relations USA:
T +1 212 974 61 92
F +1 212 974 61 90